

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 4, 2009

Mr. Duston M. Williams
Chief Financial Officer
Infinera Corporation
169 Java Drive
Sunnyvale, CA 94089

> **Re:** **Infinera Corporation**
> **Form 10-K for the Fiscal Year Ended December 27, 2008**
> **Filed February 17, 2009**
> **File No. 1-33506**

Dear Mr. Williams:

The Division of Corporation Finance has completed its review of your Form 10-K and does not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director